Exhibit 3.1.b

ATTACHMENT TO CERTIFICATE OF AMENDMENT TO THE

AMENDED ARTICLES OF INCORPORATION OF

FARMERS & MERCHANTS BANCORP, INC.

WHEREAS, at a meeting duly convened and held on April 17, 2023, and in accordance with Chapter 1701 of the Ohio Revised Code and the Corporation’s Articles of Incorporation, the Shareholders of Farmers & Merchants Bancorp, Inc., an Ohio corporation, adopted the following resolutions:

RESOLVED, that Article FOURTH of the Amended Articles of Incorporation, be and hereby is, amended in its entirety as follows:

FOURTH: The number of shares (collectively the “Shares”) that the Corporation is authorized to have outstanding is Twenty Million One Hundred Thousand (20,100,000), consisting of: (i) 20,000,000 common shares, without par value (the “Common Shares”); and (ii) 100,000 preferred shares, without par value (the “Preferred Shares”). The Shares shall have the following terms:

1.
Common Shares:

The holders of the Common Shares are entitled at all times, except in the election of directors where the Common Shares may be voted cumulatively in accordance with Ohio law, to one (1) vote for each Common Share and to such dividends as the Board of Directors may in its discretion periodically declare, subject, however, to any voting and dividend rights of the holders of the Preferred Shares. In the event of any liquidation, dissolution or winding up of the Corporation, the remaining assets of the Corporation after the payment of all debts and necessary expenses shall be distributed among the holders of the Common Shares pro rata in accordance with their respective shareholdings, subject, however, to the rights of the holders of the Preferred Shares then outstanding. The Common Shares are subject to all of the terms and provisions of any Preferred Shares as established by the Board of Directors in accordance with this Article FOURTH.

2.
Preferred Shares:

The Board of Directors is hereby expressly authorized in its discretion to adopt amendments to the Articles of Incorporation to provide for the issuance of one (1) or more series of Preferred Shares; to establish periodically the number of Preferred Shares to be included in each such series; and to fix the designation, powers, preferences, voting rights, dividend rights, conversion rights, and other rights of the Preferred Shares of each such series and any qualifications, limitations or restrictions thereof, to the fullest extent permitted by law. Preferred Shares redeemed or otherwise acquired by the Corporation shall become authorized but unissued Preferred Shares, shall be unclassified as to series, and may thereafter be reissued in the same manner as other authorized but unissued Preferred Shares.

1.
No Preemptive Rights:

Unless specifically provided in connection with the authorization of a series of Preferred Shares, no holder of any Shares of any class of the Corporation shall be entitled to the preemptive right to subscribe for, purchase, or receive any part of any new or additional Shares of any class, whether now or hereafter authorized, or any securities exchangeable for or convertible into such Shares, or any warrants or other instruments evidencing rights or options to subscribe for, purchase or otherwise acquire such Shares.

RESOLVED FURTHER, that Lars B. Eller, as President of the Corporation is hereby authorized and directed to file a Certificate of Amendment with the Ohio Secretary of State regarding these amendments.